Exhibit 99.8

                        [PINCOCK ALLEN & HOLT LETTERHEAD]


                            CERTIFICATE AND CONSENT

TO:      Ontario Securities Commission
         British Columbia Securities Commission
         Alberta Securities Commission
         Saskatchewan Financial Services Commission, Securities Division Manitoba Securities Commission
         New Brunswick Securities Commission
         Nova Scotia Securities Commission
         Registrar of Securities, Prince Edward Island
         Securities Commission of Newfoundland and Labrador
         (collectively referred to as the "Commissions")

AND TO:  Gold Reserve Inc. (the "Company")
AND TO:  Fasken Martineau DuMoulin LLP

RE: Final Short Form Prospectus of the Company dated on or about May 8, 2006 (the "Final Prospectus")

Pincock, Allen & Holt have previously consented to the filing of the technical report entitled "NI 43-101 Technical Report, Copper and Gold Project, Brisas Project", dated February 24, 2005 (the "Technical Report") prepared for the Company, with the Commissions.

We certify that we have read the disclosure derived from the Technical Report in the Final Prospectus, together with the documents incorporated by reference therein (collectively, the "Documents"), and do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report that is contained in the Documents or that the disclosure in the Documents contains any misrepresentation of the information contained in the Technical Report.

We further certify that we have read the disclosure regarding the Brisas Mineral Reserve and Resource Estimates, both as at May 2005, and we do not have any reason to believe that there are any misrepresentations in the information regarding the Brisas Mineral Reserve and Resource Estimates that is contained in the Documents or that the disclosure in the Documents contains any misrepresentation of the information contained in the Brisas Mineral Reserve and Resource Estimates.

We consent to the filing of this updated Certificate and Consent in respect of the Technical Report with the Commissions and to the disclosure of the Technical Report, as well as any extracts from and summary of the Technical Report.

Gold Reserve Inc.                                                9381.05
May 8, 2006                                                      Page 2


I consent to the filing of this updated Certificate and Consent in respect of the Technical Report with the Commissions and to the disclosure of the Technical Report, as well as any extracts from and summary of the Technical Report.

Dated on or about the 8th day of May, 2006.



PINCOCK, ALLEN & HOLT


/s/ RICHARD J. LAMBERT, P. E.
-----------------------------
RICHARD J. LAMBERT, P. E.
Manager, Mine Engineering and Geological Service